Exhibit 3

DBRS POLICIES AND PROCEDURES TO PREVENT THE MISUSE OF MATERIAL, NONPUBLIC INFORMATION

Confidential Information Policy Statement

In the course of conducting its rating activities, DBRS may be exposed to confidential information regarding issuers and other parties. This information may include, among other things, contemplated business transactions or estimated financial projects. It may also include a credit rating action that has not yet been published on the DBRS website or through other readily accessible means.

DBRS analysts are required to exercise particular care when they confer with external parties, including subscribers to DBRS reports and representatives of entities rated by DBRS, to ensure that confidential information is not selectively or inadvertently disclosed.

DBRS has adopted the following four guiding principles upon which its policies and procedures to prevent the misuse of confidential information are based:

Confidential Information Guiding Principles:

Use Principle:

Confidential Information must only be used in the performance of Credit Rating Activities, or as otherwise agreed with the client in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is prohibited.

Need-to-Know Principle:

A Covered Person should only be in possession of Confidential Information if he or she needs to know it to complete their assigned job function(s). A Covered Person should only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to complete his or her job function(s). Confidential Information should only be stored where Covered Personnel who have a "need to know" can access it.

Safekeeping Principle:

Standard measures are applied to safeguard all the information received in the course of performing Credit Rating Activities from fraud, theft or misuse. Confidential information is no different. Covered Personnel are responsible for keeping Confidential Information safe and to help avoid any unintentional or inadvertent release of Confidential Information.

Release Principle:

Generally, consistent with our agreement with and obligation to the provider of such information and our obligations under the law, DBRS does not disclose Confidential Information in response to outside requests.

SEE ALSO:

** Business Code of Conduct for the DBRS Group of Companies (See especially Sections 3.19 – 3.20)

http://www.dbrs.com/research/228896/internal/Code_Of_Conduct.pdf

** DBRS Rating Policies; Rating and Other Processes

http://www.dbrs.com/about/ratingProcesses